NEWS RELEASE
TSX Venture Exchange Symbol: SNV	December 22nd, 2005

SONIC EXPANDS PRODUCT OFFERING AND MARKET PRESENCE
WITH TERRA-KLEEN ACQUISITION

Vancouver, CANADA - Sonic Environmental Solutions Inc. (SNV-TSX Venture Exchange) today announced that it has now closed the previously-announced merger agreement with Terra-Kleen Response Group Inc. and is in the process of filing definitive documents with the State of California to formally recognize the merger of Terra-Kleen and Sonic's wholly-owned USA subsidiary. Under the terms of the merger, Sonic has acquired all of the issued and outstanding shares of Terra-Kleen and will continue the operations of Terra-Kleen as Sonic Environmental Solutions Corp. based in San Diego, California. This acquisition brings together the two leading on-site technologies for sustainable treatment of Persistent Organic Pollutants (POPs) such as polychlorinated biphenyl (PCB).

By combining these technologies, Sonic captures the strength of both processes in the best total solution, environmentally and cost-effectively. The solution affords a low-cost, high-volume extraction process followed by a low-volume destruction process for concentrated contaminants. The integrated Terra-Kleen and PCB SonoprocessTM treatment solution minimizes material handling, increases product throughput and decreases treatment times. This acquisition provides additional benefits, operating experience and increased value to Sonic’s customers.

In order to meet the merger transaction commitments, Sonic has closed $1.0 million of the previously announced offering of convertible debentures and warrants, resulting in the issuance of $1 million in convertible debentures and 500,000 warrants. Under the terms of the Terra-Kleen acquisition, on closing Sonic repaid US$488,000 in Terra-Kleen shareholder loans and issued 234,680 shares at a price of CDN$2.50 per share to Terra-Kleen’s shareholder.

Alan B. Cash, founder of Terra-Kleen, will continue as President of Sonic’s USA operations and wholly-owned USA subsidiary company. Mr. Cash is a geophysicist by training and brings to the Sonic team over 15 years of contracting and operations experience in the treatment of sites contaminated with Persistent Organic Pollutants (POPs).

Adam Sumel, President & CEO, commented, “I am pleased to welcome Alan to our executive team, I am confident that he will have an immediate impact. In completing this transaction, we believe that there are immediate benefits to Sonic in market penetration and acceptance, and in the expanded versatility of the Terra-Kleen and PCB SonoprocessTM system. Alan is a very innovative person with ideas that will benefit Sonic into the future.” Alan Cash commented, “I am extremely pleased to be joining the Sonic management team as I have watched Sonic establish itself as a leader in non-thermal destruction of PCB technology. Terra-Kleen has a well-established, field-proven solution that has successfully completed many projects for clients such as the USA Department of Defense, US EPA, and US Department of Energy (DOE). These projects included the large Carolina Transformer Superfund site, remote sites such as Sparrevohn Long Range Radar System in Alaska, and complex sites such as at Cape Canaveral in Florida to name a few. Terra-Kleen’s EPA regulatory acceptance gives Sonic immediate traction in the USA marketplace. Sonic’s destruction process is a critical addition to the Terra-Kleen separation process. I anticipate that our combined capabilities in existing and rapidly evolving new opportunities will be very successful.”

Sonic/Terra-Kleen Market Potential

Sonic is establishing relationships with experienced environmental remediation operating partners and consultants on a regional basis. The Terra-Kleen and PCB SonoprocessTM system can be deployed directly on-site or at receiving centres for contaminated waste. For larger sites this on-site approach is socially and economically responsible as it eliminates the transportation of hazardous toxic waste through communities.

Sonic is now even better positioned to take advantage of the global market for the remediation of POPs (the 12 most toxic chemicals, including PCB). There have been new and proposed regulations for ending the use of PCB and destroying current PCB volumes in storage in Canada and abroad. Another key market driver is the demand being generated by the rising real estate prices pushing the development of Brownfield sites (contaminated urban sites). Under the Stockholm Convention, international financial institutions are moving forward with funding of projects to employ non-combustion technologies such as the combined Terra-Kleen and PCB SonoprocessTM treatment solutions in order to eliminate PCB and other POPs. Terra-Kleen’s international licensing success will also help Sonic’s marketing efforts with these organizations.

About Sonic Environmental Solutions Inc.

The Company develops proprietary SonoprocessTM applications using the enhancement of sonic energy generated by patented industrial scale sonic generator technology. The Company’s first commercially deployed SonoprocessTM extracts and/or destroys polychlorinated biphenyls (PCB) and similar contaminants in soils and other waste streams. Sonic is developing marketing and operating partnerships with established environmental and waste management companies. The Company is certified under ISO 14001 and OHSAS 18001 for existing environmental operations.

About Terra-Kleen Technology

Terra-Kleen offers a patented passive solvent extraction technology which has been successfully operated in the USA and licensed in other countries. The technology is complimentary to Sonic’s active extraction and destruction PCB SonoprocessTM. The Terra-Kleen passive extraction system can be integrated with the destruction stage of the Sonic’s PCB SonoprocessTM to provide a truly unique on-site solution for the global environmental remediation marketplace.

The convertible debentures, the warrants, the shares issued on conversion and exercise of the convertible debentures and warrants and the shares issued under the Terra-Kleen acquisition will all be subject to a four-month hold period expiring April 14, 2006. The terms of the convertible debentures and warrants are described in the Company’s press release dated November 28, 2005.

This does not constitute an offer of securities for sale in the United States. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation S of the U.S. Securities Act) unless an exemption from registration is available.

For more information, please contact Laura Byspalko, Public Relations Manager, at Tel: 604-736-2552 or Email: info@sesi.ca. Visit our web site at www.SonicEnvironmental.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The company does not assume the obligation to update any forward-looking statement.